Exhibit to Item 77Q1

November 19, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RiverSource Strategy Series, Inc. (the "Registrant"), and, under the date of May 21, 2007 we reported on the Registrant's financial statements for RiverSource Equity Value Fund, RiverSource Small Cap Advantage Fund and RiverSource Small Cap Growth Fund as of and for the years ended March 31, 2007. On April 13, 2007 we were dismissed. We have read the Registrant's statements included under Sub-Item 77K of its Form N-SAR, dated on November 19, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that (i) The Joint Audit Committee and the Board of Directors of the Registrant approved the dismissal of KPMG LLP on April 12, 2007 or (ii) the statements in the last paragraph.

Very truly yours,


/s/ KPMG LLP